SK Corporation
99, Seorin-dong, Jongro-gu,
Seoul 110-110, Korea
TEL:82-2-2121-5114
FAX:82-2-2121-7001

File No.
82-3901

04024401

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk

SUPPL

March 22, 2004

Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934

Dear Sir :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting the following information:

- Documents that have been made public, filed or distributed in Korea
- Press releases

Yours Sincerely,

H. C. Jung

Hyun Chun Jung
Senior Manager
Investor Relations Team

4/19

Attachment

File No.
82-3901

Instruments for 12g3-2(b) Exemption

Mar 22, 2004

Investor Relations Team

SK Corporation

File No.
82-3901

Documents released by SK Corporation from Nov 1 to Dec 31, 2003

Reports to FSC

Registration Statements/Prospectus for the Company's Guaranteed and Non-guaranteed Debenture	Date
None	

File No.
82-3901

Reports to KSE

Leasing Real Estate to Major Shareholders etc.	Nov 3, 2003
Leasing Real Estate to Major Shareholders etc.	Nov 18, 2003
Guarantee of Debt Payment for the Third Party	Nov 19, 2003
Other Matters to be Disclosed	Nov 27, 2003
Loans to Major Shareholders etc.	Dec 18, 2003
Equity Investment in Major Shareholders etc.	Dec 18, 2003
Disposal of Treasury Stock	Dec 18, 2003
Equity Investment in Major Shareholders etc.	Dec 23, 2003
Leasing Real Estate to Major Shareholders etc.	Dec 23, 2003

General Press Releases

News compilation of which the abstracts are translated into English	Nov 1 ~ Dec 31, 2003

File No.
82-3901

Reports to FSC

1. Registration Statements / Prospectus for the Company's Guaranteed and Non-Guaranteed Debentures

None

File No.
82-3901

Reports to KSE

2. Public Notices to the Korea Stock Exchange

【01】

Leasing Real Estate to Major Shareholders etc. (Nov 3, 2003)

1. Name of the company: SK Networks
   - Relationship with the company: Affiliated Company

2. Details
   - Date of lease: Nov 1, 2003
   - Real estate leased: Pyongdong Service Station
   - Location of real estate: 527-4 Jangrok dong, Kwangju
   - Specifics of lease
     - Period: Nov 1, 2003 ~ Oct 31, 2006
     - Deposit (KRW): -
     - Rental Payment (KRW): 4,666,000

3. Purpose of transaction: To lease a service station

4. Decision date (date of board resolution): Nov 1, 2003
   - Outside director: Present (-). Absent (-)
   - Auditor: N/A

5. Applicability to Fair Trade Act: No

6. Others:
   - Decision date is the contract date.
   - Rental payment is monthly rental fee before value added tax.

7. Date of relevant disclosure: None

Leasing Real Estate to Major Shareholders etc. (Nov 18, 2003)

1. Name of the company: SK Networks
   - Relationship with the company: Affiliated Company

2. Details
   - Date of lease: Nov 18, 2003
   - Real estate leased: Sebong Service Station
   - Location of real estate: 27-52 Moongok dong, Taebak si, Kangwon do
   - Specifics of lease
     - Period: Nov 1, 2003 ~ Dec 31, 2003
     - Deposit (KRW): -
     - Rental Payment (KRW): 2,618,000

3. Purpose of transaction: To lease a service station

4. Decision date (date of board resolution): Nov 18, 2003
   - Outside director: Present (-). Absent (-)
   - Auditor: N/A

5. Applicability to Fair Trade Act: No

6. Others:
   - Decision date is the contract date.
   - Rental payment is monthly rental fee before value added tax.

7. Date of relevant disclosure: None

【03】

Guarantee of Debt Payment for the Third Party (Nov 19, 2003)

1. Name of guarantee (debtor): SK Energy Asia Pte., Ltd.
   - Relationship with the company: Overseas Subsidiary

2. Creditor: Korea Development Bank

3. Principal debts
   - Amount (KRW): 70,830,000,000
   - Details: Financial institute credit line

4. Details of guaranteed debts
   - Amount of guarantee concerned (KRW): 70,830,000,000
   - Period of guarantee: From Nov 19, 2003 ~ Until the change of debt contract
   - Details: Debt guarantee of financial institute credit line

5. Total balance of debt guaranteed (KRW): 219,255,000,000
   for SK Energy Asia., Pte., Ltd.

6. Decision data(date of BOD resolution): Nov 19, 2003
   - Attendance of outside directors: Present (4), Absent (-)
   - Attendance of auditor: Present

7. Others: Applied exchange rate: 1,180 KRW/$(Nov. 19, 2003)

【04】

Other Matters to be Disclosed (Nov 27, 2003)

SK Global Hong Kong withdraws application for court receivership

1. Decision date: Nov. 26, 2003(Formal withdrawal in Nov 27)

2. The reason for withdrawal
   - SK Global Hong Kong Limited filed the court receivership for liquidation to protect creditors' interest on Jul 17, 2003.
   - However, the court receivership will be withdrawn as the negotiation with creditors had been concluded.

3. Details on SK Global Hong Kong Limited
   - CEO: Ryu, Hee Jung
   - Capital: 85,196,007,000 KRW
   - Total number of issued stocks: 5,499,000
   - Main business areas: Trading and wholesale/retail marketing

4. Investment of SK Corporation
   - Investment amount: 43,271,690,000 KRW
   - Number of shares: 2,323,425
   - Percentage of total share: 42.25%

5. Effect and future plan
   - SK Global Hong Kong Limited will implement restructuring program with approval from the local court after withdrawal of court receivership.

【05】

Loans to Major Shareholders etc.
(Dec 18, 2003)

1. Name of borrower: SK Shipping Co., Ltd.
   - Relationship with company: Affiliated company

2. Details of loan
   - Date of loan: Dec. 19, 2003
   - Loan amount (KRW): 143,400,000,000
   - Accumulated loan amount (KRW): 143,400,000,000
   - Annual interest rate: 9.16% (Average overdraft interest rate in Oct, 2003)
   - Loan Period: Dec. 19, 2003 ~ subscription date for rights issue

3. Purpose of loan: To relieve SK Shipping Co., Ltd. from short term liquidity problem

4. Decision date (date of BoD resolution): Dec 18, 2003
   - Attendance of outside directors: Present (4), Absent (-)
   - Attendance of auditor: Present

5. Applicability of Fair Trade Act: Yes

6. Others
   - The loan will be redeemed on subscription date for rights issue (Before Mar 15, 2003)
   - SK Shipping will endeavor to minimize penalty charge and additional penalty tax and proceed with strong restructuring program to solve liquidity shortage of KRW 170 bil. in 2004.
   - SK Corporation will announce more details when BoD confirms the decision in 2004.

【06】

Equity Investment in Major Shareholders etc. (Dec 18, 2003)

1. Name of investment recipient: SK Shipping Co., Ltd.
   - Relationship with the company: Affiliated Company

2. Details of investment
   - Date of investment: Not confirmed
   - Investment method: Common stocks of SK Shipping
   - Investment amount (KRW):): 143,400,000,000
   - Total investment amount in major shareholder concerned (KRW): 264,939,565,000

3. Purpose of investment: To collect loan

4. Decision date (date of BoD resolution): Dec 18, 2003
   - Attendance of outside directors: Present (4), Absent (-)
   - Attendance of auditor: Present

5. Applicability of Fair Trade Act: Yes

6. Others
   - Subscription will be made on or before Mar 15, 2004
   - Number of shares and issue price will be decided prior to the subscription date
   - The capital will be used to repay the loan granted on Dec 19, 2003 by SK Corporation

【07】

Disposal of Treasury Stock
(Dec 18, 2003)

1. Purpose of Disposal: To strengthen financial structure as its original purpose (To stabilize stock price) has been achieved.

2. Details of Disposed Shares
   - Common shares: 5,830,000 shares

3. Method of Disposal: Block deal transaction after market hours

4. Disposal Price (KRW): 32,300 (Closing price of Dec. 18, 2003)
   - The actual disposal price will be determined on the transaction date according to related regulation.

5. Total Amount (KRW):188,309,000,000

6. Disposal Period: Dec 22 ~ 30, 2003

7. Brokerage Firm: Hana Securities

8. Details of Treasury Stock before Disposal
   - Direct acquisition: 5,830,000 shares, 4.59%
   - Acquisition through trust fund (Treasury stock fund) : 7,378,860, 5.82%

9. Decision date (date of BoD resolution): Dec 18, 2003
   - Attendance of outside directors: Present (4), Absent (-)
   - Attendance of auditor: Present

10. Others:
   - The shares in treasury stock fund will be disposed and the details will be disclosed after the disposal is completed.

【08】

Equity Investment in Major Shareholders etc. (Dec 23, 2003)

1. Name of investment recipient: SK Power Co., Ltd.
   - Relationship with the company: Affiliated Company

2. Details of investment
   - Date of investment: Dec 22, 2003
   - Investment method: 300 Shares of common stocks
   - Investment amount (KRW):): 1,500,000
   - Total investment amount in major shareholder concerned (KRW): 94,321,505,000

7. Purpose of investment: Participation in rights offering

8. Decision date (date of BoD resolution): Dec 22, 2003
   - Attendance of outside directors: Present (-), Absent (-)
   - Attendance of auditor: N/A

9. Applicability of Fair Trade Act: No

10. Others
   - SK Corp.'s participation in rights offering is to comply with the shareholding ratio specified in SK Corp. and BP JV Agreement.

【09】

Leasing Real Estate to Major Shareholders etc. (Dec 23, 2003)

1. Name of the company: SK Telecom
   - Relationship with the company: Affiliated Company

2. Details
   - Date of lease: Dec 19, 2000
   - Real estate leased: SK Seorin dong Building
   - Location of real estate: 99 Seorin dong, Jongro gu, Seoul
   - Specifics of lease
     - Period: Dec 19, 2000 ~ Feb 28, 2005
     - Deposit (KRW): 103,719,818,620
     - Rental Payment (KRW): 366,822,600

3. Purpose of transaction: To lease office

4. Decision date (date of board resolution): Dec 22, 2003
   - Outside director: Present (-). Absent (-)
   - Auditor: N/A

5. Applicability to Fair Trade Act: No

6. Others:
   - Decision date is the contract modification date.

7. Date of relevant disclosure: None

File No.
82-3901

3. Press Releases

【01】

SK rallies on new Vietnam gas find
(Nov 1, 2003)

SK Corp., Korea`s largest oil refiner, surged after Vietnam`s state-run oil monopoly Petrovietnam, in which SK holds a 9-percent stake, announced that it had made a new gas and condensate discovery.

SK shares temporarily hit a 52-week high at 23,750 won during trading hours yesterday, led by foreign investors who were net buyers of the stock for the 10th consecutive trading day.

Earlier in the day, Petrovietnam said it found new gas and condensate reserves at the offshore Su Tu Trang oilfield.

【02】

Sovereign Seeks to Unseat SK Corp. Directors
(Nov 20, 2003)

Sovereign Asset Management, the second largest shareholder of SK Corp., on Thursday said it will seek a change in the company's board of directors at next year's shareholder meeting by working closely with other shareholders.
At a news conference held at the Westin Chosun Hotel in Seoul, Sovereign's CEO James Fitter called for the resignation of SK Corp.'s three convicted directors, adding that it is time for minority investors to have a stronger voice in the company.
``The current leadership is only serving its own interests. The three directors found guilty of accounting fraud have not resigned yet. SK Corp., one of the finest oil refineries in the world, is not being managed to its full potential and therefore it is only natural for shareholders to expect change," Fitter said.
``Sovereign believes that the annual shareholders meeting next March is the appropriate forum for all shareholders to determine the future of the company," he added.
Fitter said the company requires a revitalized board of directors that can better serve all shareholders. ``Sovereign is seeking to identify and support competent and ethical Korean directors to lead this company," he said.
``Sovereign's desire is to see SK Corp. led by directors of great competence and exemplary character. We call on the three convicted directors to resign, so SK Corp. can develop into a world-class petrochemical company."
However, Sovereign stressed that it is an investor and not a manager as it has never sought or held a seat on any board of any of its other investments.
``We have no intention of managing SK Corp. and as an investor, our primary responsibility is to ensure that the company has a competent and ethical board of directors providing transparent leadership for the firm," Fitter said.
He said Sovereign is encouraging other shareholders of SK Corp., including foreign investors and especially local minority shareholders, to vote at the shareholder meeting.
``Sovereign is also just one of the shareholders who will have a say in the outcome of the meeting. We also consider ourselves as a minority shareholder and, ultimately, it is the Korean minority shareholders who will determine the fate of this world-class company," Fitter said.
The Monaco-based investment fund will not sell its 14.99 percent in SK Corp. if it fails to change the current managerial board, he said.
``Since we are a long-term investor with an investment horizon of more than four years, we don't plan to sell our stake even if the board at SK does not undergo change. But the failure at the shareholder meeting will mean Korean equities will remain undervalued compared to other global markets," Fitter said.

As for the grace period given by the Korean government on possible violations on foreign investment laws, Fitter said Sovereign has complied with all the appropriate laws and the complaints filed were unfounded.
He also said Sovereign has not purchased additional shares of SK Corp. and its stake remained at 14.99 percent.
``All Sovereign can do is to ensure that shareholders have a choice. SK Corp. needs new, ethical and competent leadership to fulfill its potential," Fitter said.
As for further investments in other local companies, Sovereign said South Korea is one of its preferred markets but it does not have plans to invest in other companies at the present.

【03】

Sovereign Vows to Oust SK Executives
(Dec 12, 2003)

Officials of Sovereign Asset Management, the second largest shareholder in SK Corp., are confident they can win a fight against the de facto holding company of the nation's third largest conglomerate at the general shareholders meeting next March.

Samsung Securities reported on Friday that in a meeting with local analysts, James Fitter, the CEO of the Monaco-based investment fund, expressed cautious optimism that Sovereign would win a battle against SK Corp. and expel three major board members of the SK Corp., including Chey Tae-won, owner of the SK Group, and SK Group chairman Son Kil-seung.

``Fitter said Sovereign will make public three new candidates for SK's board next January.

He also said the investment fund will request support for its recommendations from other shareholders through advertisements or its website," said Kim Jae-jung, an analyst at Samsung.

``Sovereign believed SK Corp. should sell its 21.5 percent stake in SK Telecom eventually to pay off debts. Fitter said since the telecom shares were still undervalued, SK Corp. should wait until they were trading at a higher level," Kim added.

Still, Kim said it was too early to be sure whether Sovereign would actually succeed in its quest to overthrow the current board.

``SK Corp. is expected to sell its 10 percent stake in its treasury stocks to other affiliates and is buying some of its shares from institutional investors," he said.

``Speculation looms that the company is already buying shares on the equity market in preparation for a proxy fight against Sovereign. So, nothing is certain until the shareholders meeting and Sovereign may not win the battle," Kim noted.

Samsung Securities said the active role of Sovereign in SK Corp.'s future and the possible sale of shares in SK Telecom would have a positive impact on the oil refinery's share price.

Sovereign Asset Management currently holds a 14.99 percent stake in SK Corp.

【04】

SK Scores Initial But Costly Victory Against Sovereign
(Dec 27, 2003)

The deadline passed last Friday for the acquisition of stake in SK Corp. to be void at the annual meeting slated for next March.

The families of Chey Tae-won, chairman of the oil refinery, have been wrangling with Sovereign Asset Management over management control of SK Corp. The Monaco-based fund holds nearly 15 percent in SK Corp.

SK has gained the upper hand with the last-minute help from several local bankers and companies, including Pantech & Curitel, a subcontractor of SK Telecom. SK's two Japanese partners, Itochu Corp. and Taiyo Oil, have also rushed to help the troubled chaebol.

SK Corp. has successfully sold its 10.41-percent treasury stock to the white knights, pushing up its friendly stake to 35 percent. Sovereign didn't take action to raise its shares.

Sovereign is believed to have at least 20 percent in friendly stock from the two other foreign investors _ Hermes and Templeton.

The 15-percent advantage would mean victory for Chey families who founded SK Group, the country's third largest conglomerate. However, market watchers say it is too early to determine a winner. Other foreign shareholders and local minority shareholders who own the remaining 45 percent will decide the final victor.

Analysts say most foreign shareholders with the 24-percent remaining stake will support Sovereign.

Local minority shareholders criticized the management of SK Corp. over its sales of treasury stock to designated buyers, which led to a 10-percent decline in share prices last Friday. Minority shareholders have suggested that Sovereign's control would drive up share prices.

The SK side and foreign and minority shareholding side are expected to view for support from shareholders.

But, it would be misleading to believe that all of SK Corp. minor shareholders support Sovereign. The People's Solidarity for Participatory Democracy (PSPD) indicated that it would come up with its own formula on improving management transparency and corporate governance of the SK Group.

Negative sentiment also runs high against Sovereign because it seeks to steal the nation's third largest conglomerate just through exploitation of the legal loopholes in the Korean laws and regulations and only with less than 200 billion won in its war chest. Despite criticism against SK management, the group has contributed much to the Korean economy over the past decades, creating jobs, increasing exports and charitable donations.

Sovereign appears to be losing support from the Korean public, because it

demanded SK's transparency, although its own management structure is not clear to market watchers. It does not have experience running a group as large as SK, although it has been an expert in attacking the company in trouble, analysts said.
Technically, the struggle for control between SK and Sovereign has just begun.
Sovereign plans to announce candidates for SK Corp. directors next month, as part of its efforts to oust six existing ones.
Meanwhile, Korean University professor Jang Ha-sung warned that the ongoing nasty fight, as he described, between the two sides will further dent the corporate value of SK Corp.
``It is not desirable for the case to be seen as a fight between foreigners and locals,'' he said.